

SEC 09040161 IISSION

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER

8- 67306

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2008 AND ENDING 12-31-2008

MM/DD/YY          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elevation, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1535 Elizabeth Avenue, Suite 203

(No. and Street)

Charlotte      North Carolina      28204

(City)      (State)      (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pat Sheehan      (704) 926-1100

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller McNeish Breedlove & Hearn, P.A.

(Name – if individual, state last, first, middle name)

309 South Laurel Avenue      Charlotte      North Carolina    28207

(Address)      (City)      (State)      (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing

MAR 0 2 2009

Washington, DC
111

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, __Pat Sheehan__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Elevation, LLC__ , as of __December__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

SHEREL R HOFFMAN
NOTARY PUBLIC
GASTON COUNTY, NC
My Commission Expires 5-7-2013

_Signature_

_CEO / Managing Member_
Title

_Sherel R. Hoffman_
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

_**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

## MILLER MCNEISH BREEDLOVE & HEARN, PA
### CERTIFIED PUBLIC ACCOUNTANTS

309 S. Laurel Avenue
Charlotte, North Carolina 28207

Telephone (704) 376-8415
Fax (704) 376-8417

**INDEPENDENT AUDITORS' REPORT**

To the Member of
Elevation, LLC
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of Elevation, LLC (a North Carolina Limited Liability Company) as of December 31, 2008 and 2007, and the related statements of income, changes in member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain a reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elevation, LLC as of December 31, 2008 and 2007, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

*Miller McNeish Breedlove & Hearn, PA*

February 23, 2009

# ELEVATION, LLC

## STATEMENTS OF FINANCIAL CONDITION
### December 31, 2008 and 2007

### ASSETS

|  | 2008 | 2007 |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ 5,477 | $ 54,380 |
| Receivable from Clearing Firm | 38,953 | 19,335 |
| Deposit with Clearing Firm | 200,026 | 200,215 |
| Other assets | 15,314 | 22,228 |
| **Total current assets** | 259,770 | 296,158 |
| Property and equipment: | | |
| Office furniture and equipment | 65,360 | 59,424 |
| Automobile | 46,612 | 46,612 |
|  | 111,972 | 106,036 |
| Less accumulated depreciation | (40,273) | (22,483) |
| **Net property and equipment** | 71,699 | 83,553 |
| **Total assets** | $ 331,469 | $ 379,711 |

### LIABILITIES AND MEMBER'S EQUITY

|  | 2008 | 2007 |
|---|---|---|
| Current liabilities: | | |
| Accounts payable | $ 24,753 | $ 7,711 |
| Accrued expenses | 31,618 | 16,337 |
| **Total current liabilities** | 56,371 | 24,048 |

### COMMITMENTS AND CONTINGENCIES

### MEMBER'S EQUITY

|  | 2008 | 2007 |
|---|---|---|
| **Total member's equity** | 275,098 | 355,663 |
| **Total liabilities and member's equity** | $ 331,469 | $ 379,711 |

# ELEVATION, LLC

## STATEMENTS OF INCOME
### Years Ended December 31, 2008 and 2007

|  | 2008 | 2007 |
|---|---|---|
| Revenues: | | |
| Trading | $ 507,688 | $ 730,469 |
| Commissions | 78,654 | 37,804 |
| Advice fees | 43,650 | - |
| Interest and dividends | 3,184 | 15,639 |
| Other | 2,491 | 35,483 |
| Total revenue | 635,667 | 819,395 |
| | | |
| Expenses: | | |
| Clearing fees | 69,067 | 156,050 |
| Commissions paid | 73,486 | 26,462 |
| Depreciation | 17,790 | 15,551 |
| Dues and subscriptions | 100,053 | 24,718 |
| Employee compensation and benefits | 101,390 | 110,008 |
| Insurance | 1,005 | 1,540 |
| Licenses and permits | 5,769 | 3,937 |
| Occupancy costs | 37,758 | 37,464 |
| Other | 43,367 | 29,441 |
| Professional fees | 141,547 | 59,268 |
| | | |
| Total expenses | 591,232 | 464,439 |
| | | |
| **Net income** | $ 44,435 | $ 354,956 |

**ELEVATION, LLC**

**STATEMENTS OF CHANGES IN MEMBER'S EQUITY**
**As of and for the years ended December 31, 2008 and 2007**

|  | | Member's Equity |
|---|---|---:|
| Balance - December 31, 2006 | $ | 425,707 |
| Member contributions | | - |
| Member withdrawals | | (425,000) |
| Net income | | 354,956 |
| Balance - December 31, 2007 | $ | 355,663 |
| Member contributions | | - |
| Member withdrawals | | (125,000) |
| Net income | | 44,435 |
| Balance - December 31, 2008 | $ | 275,098 |

**ELEVATION, LLC**

**STATEMENTS OF CASH FLOWS**
**Years Ended December 31, 2008 and 2007**

| | 2008 | 2007 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ 44,435 | $ 354,956 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation expense | 17,790 | 15,551 |
| Decrease/(increase) in receivable from Clearing Firm | (19,618) | 54,506 |
| Decrease/(increase) in deposit with Clearing Firm | 189 | 18 |
| Decrease/(increase) in other assets | 6,914 | (13,998) |
| Increase in accounts payable and accrued expenses | 32,323 | 2,201 |
| Net cash provided by operating activities | 82,033 | 413,234 |
| Cash flows from investment activities: | | |
| Purchase of property and equipment | (5,936) | (21,029) |
| Net cash used in investment activities | (5,936) | (21,029) |
| Cash flows from financing activities: | | |
| Member withdrawals | (125,000) | (425,000) |
| Net cash used in financing activities | (125,000) | (425,000) |
| Net decrease in cash | (48,903) | (32,795) |
| Cash, beginning of year | 54,380 | 87,175 |
| Cash, end of year | $ 5,477 | $ 54,380 |

See Auditors' Report and Accompanying Notes

## Note 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Elevation, LLC (the "Company") was organized on December 27, 2005 under the North Carolina Limited Liability Company Act. The Company is a single-member LLC that operates as a brokerage firm located in Charlotte, North Carolina. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

A summary of the Company's significant policies follows:

Revenue Recognition
The Company recognizes revenue and prepares its financial statements on the accrual basis of accounting.

Property and Equipment
Property and equipment are stated at cost. Depreciation is provided using straight-line methods for financial reporting purposes over the estimated useful lives of the assets. Significant additions and betterments are capitalized. Expenditures for maintenance and repairs and minor renewals are charged to operations as incurred.

Cash and Cash Equivalents
For the purpose of the financial statements, the Company considers cash in operating accounts, cash on hand, and short-term debt securities purchased with maturity of three months or less as cash and cash equivalents.

Use of Estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Note 2 – Revenue

The Company operates under a fully disclosed clearing agreement whereby Sterne Agee Capital Markets, Inc. introduces the Company's customer accounts to an affiliate securities clearing firm, Sterne, Agee & Leach, Inc. ("Clearing Firm"). The Clearing Firm clears transactions on behalf of the Company and carries and clears on a fully disclosed basis the Company's and its customers' cash and margin accounts. The company earns income, net of clearing costs, on these introduced transactions. Securities transactions are recorded on a trade-date basis.

In addition, the Company operates under a revenue sharing agreement with NeoNet Securities, Inc. whereby it earns commissions based on transactions initiated by a third party.

### Note 2 – Revenue (continued)

During 2008, the Company entered into an agreement with Equity Capital Management, LLC ("ECM") whereby it provides services to assist ECM in negotiating and obtaining qualified equity investors into the ECM Income & Growth Fund III. For such services, the Company earns an upfront advice fee in the amount of 1% of equity funds contributed into the fund. At a future date, the Company will earn an additional .5% of the equity funds in the form of an interest in the fund.

### Note 3 – Depreciation

Depreciation expense charged to operations was $17,790 and $15,551 for the years ended December 31, 2008 and 2007, respectively.

### Note 4 –Receivable From and Deposit With Clearing Firm

For transactions cleared on its behalf, the Company had net receivables in the amount of $38,953 and $19,335 from the Clearing Firm as of December 31, 2008 and 2007, respectively.

The Company held a deposit of $200,026 and $200,215 with the Clearing Firm at December 31, 2008 and 2007, respectively. The clearing deposit is interest-bearing and is required under the clearing agreement between the Company and the Clearing Firm.

### Note 5 – Income Taxes

The Company has elected under the Internal Revenue Code to be taxed as a sole proprietorship. In lieu of income taxes, the single member of the LLC will be taxed on the Company's taxable income. As such, no provision for current or deferred income taxes was recorded at December 31, 2008 or 2007 or for the periods then ended.

### Note 6 – Concentration of Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash deposits. The Company maintains its cash balances in bank deposit accounts. The balances, at times, may exceed federally insured limits.

**ELEVATION, LLC**

## NOTES TO FINANCIAL STATEMENTS
### Years Ended December 31, 2008 and 2007

### Note 7 – Leases

During 2008, the Company entered into an amendment to its lease agreement for its office space. The amendment was effective April 30, 2008 and extended the lease term until April 13, 2013. Under the new agreement the monthly rental charge for its office space is $1,266.67 until April 30, 2009. There is an annual rent escalation schedule in the amendment which provides for an approximate 3% increase in rent each year. During 2007 and prior to the inception of the new lease amendment, monthly rent was $1,082. For the years ended December 31, 2008 and 2007, respectively, rent expense of $14,459 and $15,477 was embedded in the occupancy costs in the Statements of Income.

### Note 8 – Contingent Liabilities

The Company is liable to the clearing broker if a loss is incurred by reason of failure to pay on behalf of any introduced account.

### Note 9 – Reserve Requirements

The Company does not hold, carry or maintain cash or securities for the benefit of its' customers, or perform custodial functions, and is exempted under paragraph (k)(1) of Rule 15c3-3 from reserve requirements of that rule.

### Note 10 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 and 2007, respectively, the Company had net capital of $184,085 and $249,818 which was $84,085 and $149,818, respectively, in excess of its required capital amount of $100,000 (minimum per regulation). At December 31, 2008 and 2007, the Company's net capital ratio was .3062 to 1 and .0963 to 1, respectively.

### Note 11 – Focus Report

Amounts reported on the Company's FOCUS Report as of December 31, 2008 and 2007 and for the year ended, were reconciled to the accompanying financial statements. No material differences were noted. The most recent annual report of the Company is available for examination at the offices of the Company and the Atlanta regional office of the Securities and Exchange Commission.

# ELEVATION, LLC

## Supplemental Information

## Years Ended December 31, 2008 and 2007

# MILLER MCNEISH BREEDLOVE & HEARN, PA
## CERTIFIED PUBLIC ACCOUNTANTS

309 S. Laurel Avenue
Charlotte, North Carolina 28207

Telephone (704) 376-8415
Fax (704) 376-8417

## INDEPENDENT AUDITORS' REPORT ON
## SUPPLEMENTARY SCHEDULES

The Member of
Elevation, LLC
Charlotte, North Carolina

We have audited the accompanying financial statements of Elevation, LLC as of and for the years ended December 31, 2008 and 2007 and have issued our report thereon dated February 23, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Miller McNeish Breedlove & Hearn, PA*

February 23, 2009

**ELEVATION, LLC**

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE**
**SECURITIES AND EXCHANGE COMMISSION**
As of December 31, 2008 and 2007

|  | | 2008 | | 2007 |
|---|---|---|---|---|
| Net Capital | | | | |
| Total member's equity qualified for net capital | $ | 275,098 | $ | 355,663 |
| Add other deductions or allowable credit: | | | | |
| Deductions for non-allowable assets: | | | | |
| Other assets | | (15,314) | | (18,288) |
| Net fixed assets | | (71,699) | | (83,553) |
| Net capital before haircuts | | 188,085 | | 253,822 |
| Other haircuts: | | | | |
| Clearing deposit | | (4,000) | | (4,004) |
| Net capital at December 31, 2008 | $ | 184,085 | $ | 249,818 |
| | | | | |
| Aggregate Indebtedness | | | | |
| Current liabilities included in statement of financial condition | $ | 56,371 | $ | 24,048 |
| Computation of Basic Net Capital Requirement | | | | |
| Minimum net capital required at 6.667% | $ | 3,760 | $ | 1,604 |
| Minimum net capital required, per regulation | $ | 100,000 | $ | 100,000 |
| Excess net capital | $ | 84,085 | $ | 149,818 |
| Excess net capital at 1000% | $ | 178,448 | $ | 247,413 |
| Percent of aggregate indebtness to net capital | | 30.62% | | 9.63% |
| | | | | |
| Reconciliation With Company's Computation | | | | |
| (included in Part II of Form X-17A-5 as of December 31, 2008) | | | | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ | 178,224 | $ | 249,818 |
| Increase in net trading income | | 5,861 | | - |
| Increase/(decrease) in depreciation expense | | 109 | | (620) |
| Deductions for non-allowable assets: | | | | |
| Net fixed assets | | (109) | | 620 |
| Net capital per above | $ | 184,085 | $ | 249,818 |

# REPORT ON INTERNAL CONTROL STRUCTURE
## REQUIRED BY SEC RULE 17a-5

The Member of
Elevation, LLC
Charlotte, North Carolina

In planning and performing our audit of the financial statements of Elevation, LLC (the Company) as of and for the years ended December 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.  Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2.  Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the sole member of the Company, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

*Miller McNeish Breedlove & Hearn, PA*

Charlotte, NC

February 23, 2009

# ELEVATION, LLC

Material inadequacies – Rule 17a-5(j)
Years Ended December 31, 2008 and 2007

| Material Inadequacy | Corrective Action Taken or Proposed |
| --- | --- |
| None | Not Applicable |

See report on accompanying information.

# ELEVATION, LLC

## Audited Financial Statements and
## Supplementary Information

## Years Ended December 31, 2008 and 2007